December 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713)759-2619

David J. Lesar
Chairman, President and Chief Executive Officer
Halliburton Company
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

        Re: **Halliburton Company**
               Definitive Proxy Statement on Schedule 14A
               Filed April 2, 2007
               File No. 001-003492

Dear Mr. Lesar:

      We have reviewed your response letter dated October 16, 2007, and have the following comment. Please respond to our comment by December 20, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Short-Term (Annual) Incentives, page 16

1.   We note your response to prior comment 13 and reissue the comment.   You state that because you provide more information about your segments than your competitors, the disclosure of the targets will provide an element of profitability that could compromise your competitive position. However, it is unclear how you reached that conclusion. The result that you assert appears to be linked to the fact that you tend to disclose more information than your competitors, and not to the disclosure of the targets. Also, explain why you believe that the disclosure of the targets will reveal insight about your profitability that is not already available in the public domain. Finally, ensure that all your arguments focus on the potential competitive harm that will result from the disclosure of the targets.

        Please contact me at (202) 551-3687 with any questions.

                                          Sincerely,

                                          Carmen Moncada-Terry
                                          Attorney Advisor